Modine Manufacturing Company
1500 DeKoven Avenue
Racine, Wisconsin 53403-2552
Tel. 262.636.1200
Fax 262.631.7720

February 28, 2013

Ms. Linda Cvrkel
Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3561
100 F. Street, N.E.
Washington, DC 20549

RE:	Modine Manufacturing Company
Form 10-K for the fiscal year ended March 31, 2012
Filed June 14, 2012
File No. 001-01373

Dear Ms. Cvrkel:

This letter is in response to your correspondence dated January 31, 2013 in which you provided the SEC staff’s comments on the Annual Report on Form 10-K (“Form 10-K”) of Modine Manufacturing Company (“Modine” or the “Company”) for the fiscal year ended March 31, 2012. We have repeated the comments from your letter below, followed by our responses.

Business, page 1

Research and Development, page 6
1.
We note in the first paragraph of page 7 that the company is participating in U.S. government-funded projects, including dual purpose programs in which the company retains commercial intellectual property rights in technology it develops for the government. In this regard, please tell us and revise your notes to the consolidated financial statements to disclose your accounting policy for such R&D arrangements. As part of your response, please tell us how you considered the guidance in ASC 730-20-25 in determining the appropriate accounting treatment.

Modine Response
Modine’s contracts related to U.S. government-funded research and development (R&D) projects average $1 million to $2 million annually. None of the contracts result in an obligation of the Company to repay any government funds, nor is it likely that Modine will repay any funds, regardless of the outcome of the R&D work. With respect to ASC 730-20-25, Modine bears no risk of failure of the R&D project, and payment under the contracts is not contingent on the results of the R&D. R&D costs are expensed as incurred as a component of selling, general and administrative expenses. Government reimbursements are recorded as a reduction to selling, general and administrative expenses. Based on the insignificant amount of government-funded projects, Modine believes that no change is necessary related to the Company’s footnote disclosure of its accounting policy for such R&D arrangements. However, the Company will modify its disclosure in Item 1. Business. Research and Development for future filings substantially as follows:

United States Security and Exchange Commission
February 28, 2013

“To achieve efficiencies and lower development costs, Modine’s research and development groups work closely with our customers on special projects and system designs. In addition, the Company is participating in U.S. government-funded projects, including dual purpose programs in which the Company retains commercial intellectual property rights in technology it develops for the government, such as the design and demonstration of waste heat recovery systems and research and testing directed at the enhancement of EGR cooler performance. Government reimbursements totaled approximately $2 million in fiscal 2012.”

Working Capital Items, page 8
2.
We note from your disclosure in the Commercial Products segment, the company maintains varying levels of finished goods inventory due to certain sales programs and in these areas, the industry and the company generally make use of extended terms payment for customers on a limited basis. In this regard, please tell us and revise the notes to the financial statements to disclose in greater detail the nature and terms of revenue arrangements which allow for extended payment terms. As part of your response, please tell us the period over which payments are repaid and how revenues from such arrangements are recognized.

Modine Response
Modine offers a stocking program annually for certain heating products purchased between June and October. In fiscal 2012, revenue related to this stocking program totaled approximately $6 million. As part of the program, participating wholesale customers are granted extended payment terms based on the month in which product is shipped during this June to October timeframe. The Company’s standard payment terms are 1.5% 15 days, net 30 days. The maximum extended term received under this program is 1.5% 15 days, net 90 days. Revenue is recognized at the time product is shipped, which is the point title and risk of loss pass to the customer. Based on the insignificance of the revenue related to the stocking program relative to Modine’s total revenue and the nature of the payment terms related to this program, Modine does not believe that further disclosure is necessary in the notes to the financial statements. However, the Company will modify its disclosure in Item 1. Business. Working Capital Items for future filings substantially as follows:

“The Company manufactures products for the original equipment segments on an as-ordered basis, which makes large inventories of such products unnecessary. In the Commercial Products segment, the Company maintains varying levels of finished goods inventory due to seasonal demand and certain sales programs. In these areas, the Company makes use of extended payment terms, not to exceed 90 days, for customers on a limited basis. The Company does not experience a significant amount of returned products within the original equipment and the Commercial Products segments.”

United States Security and Exchange Commission
February 28, 2013

Financial Statements, page 42

Consolidated Statement of Operations, page 42
3.
We note that according to your statements of operations net earnings attributed to non-controlling interest for year ended March 31, 2012 is $343; however, this amount differs from the amount presented within the statement of stockholders’ equity of $289. Please reconcile for us and explain the discrepancy.

Modine Response
The difference between the net earnings attributed to non-controlling interest on the consolidated statements of operations and the consolidated statement of shareholders’ equity is due to foreign currency translation of the balance sheet. This difference was not deemed significant as of March 31, 2012. In future filings, these two amounts will reconcile.

Consolidated Statements of Shareholders’ Equity and Comprehensive Income (Loss), page 45
4.
Reference is made to the fiscal 2012 amount representing amortization of deferred compensation under restricted stock plans of $(250). Please explain the reason why amortization is reflected as a debit to APIC.

Modine Response
The line labeled “Amortization of deferred compensation under restricted stock plans” on the consolidated statement of shareholders’ equity represents the net expense/ income associated with awards issued under the Company’s long-term stock-based incentive plans. The debit to APIC represents income in fiscal 2012 for the reversal of expense recorded during prior fiscal years related to restricted stock performance awards for which the attainment of the performance target was no longer considered probable. In future filings, if the amount on this line is negative, the wording of this line will be modified to clarify that the amount is a reversal of deferred compensation under restricted stock plans.

Notes to Consolidated Financial Statements, page 46

Note 7: Earnings per share, page 60
5.
Please explain to us the nature of the amounts representing “Undistributed earnings attributable to unvested shares” included in the calculation and why you believe it is appropriate to subtract the amounts to arrive at Net earnings (loss) available to Modine common shareholders.

Modine Response
The Company grants restricted stock retention awards under its long-term stock-based incentive plans. These restricted stock awards are granted at fair value and vest annually over a period of four years. Holders of unvested restricted stock have the nonforfeitable right to receive any dividends declared by the Company. ASC 260-10-45-61A states that unvested share-based payment awards that contain nonforfeitable rights to dividends or dividend equivalents (whether paid or unpaid) are participating securities and shall be included in the computation of earnings per share (EPS) pursuant to the two-class method. Therefore, these unvested restricted stock awards are considered participating securities prior to the requisite service having been rendered for vesting of the award. ASC 260-10-45-60B and ASC 260-10-55-76A through 76D provide guidance on how to allocate earnings to common stock and participating securities. The Company followed this guidance in preparing its EPS disclosure.

United States Security and Exchange Commission
February 28, 2013

Note 10: Property, plant and equipment, page 61
6.
We note from your disclosure in the first paragraph on page 62 that as of March 31, 2012 and 2011 you had assets held for sale of $2,450, classified within other noncurrent assets, which consisted of certain facilities the company has closed within the Original Equipment – North America segment. In light of the fact that such assets are classified as noncurrent, please tell us how your presentation complies with the criteria outlined within ASC 360-10-45-9 for held for sale presentation. We may have further comment upon receipt of your response.

Modine Response
Modine had five facilities that were initially recorded as assets held for sale in fiscal 2010 in accordance with ASC 360-10-45-9 when management committed to a plan to sell each of the facilities, the facilities were available for immediate sale in their present condition, the facilities were being actively marketed at a reasonable price and management believed it was probable that the sale of the facilities would be completed within one year. Three of these facilities were sold during fiscal 2011. The two remaining facilities continued to be classified as assets held for sale as of March 31, 2012 and 2011. There was no production in either of these closed facilities and both were vacant during this time. Due to the depressed commercial real estate market, particularly in the geographic areas where these facilities are located, Modine has not yet been able to sell these facilities. However, the Company continues to classify these facilities as held for sale based on the guidance in ASC 360-10-45-11(c), because the Company continues to actively market these facilities and reviews them on a quarterly basis to verify that all criteria for held-for-sale classification continue to be met, including reviewing and/or adjusting the list price on each facility given current market conditions. The Company has recorded these facilities at the lower of their carrying value or fair value less cost to sell. These facilities are reported as noncurrent because the Company’s past practice has been to classify assets held for sale as current and/or noncurrent based on the nature of the underlying assets prior to the designation as held for sale.

Note 16: Indebtedness, page 65
7.
We note from page 66 that you were in compliance with covenants on your long-term debt after giving consideration to waivers and amendments received during the fiscal year 2012. In this regard, please tell us, and revise to disclose in greater detail the terms of the waivers obtained for certain defaults related to unfunded liabilities associated with the company’s benefit plans. Your response and revised disclosure should include, but not be limited to, a discussion of the waiver(s) granted, the period of the waiver, and the likelihood that you will comply with the covenant at the next measurement date.

Modine Response
On March 15, 2012, the Company entered into a First Amendment to Amended and Restated Credit Agreement (Credit Agreement) and Waiver and a First Amendment to Note Purchase and Private Shelf Agreement and Waiver (Note Purchase Agreement). These agreements contained waivers related to certain inadvertent defaults relating to the unfunded liabilities associated with the Company’s domestic benefit plans and the nondisclosure of a “reportable event” which the Company had communicated to the Pension Benefit Guaranty Corporation but not the lenders. The Note Purchase Agreement included a representation that the Company’s liabilities would not exceed plan assets by $3 million in total. In addition, the agreements included as events of default if the unfunded liabilities exceeded (a) $10 million for the Note Purchase Agreement and (b) $20 million for the Credit Agreement. These representations and events of default were included in the original debt agreements and were inadvertently not updated during subsequent amendments, resulting in inadvertent noncompliance. Modine’s management identified these default conditions as part of an amendment process during the fourth quarter of fiscal 2012 and, because the unfunded liabilities exceeded the stated limits, immediately sought and received waivers. The Company filed a Current Report on Form 8-K describing these waivers on March 20, 2012. The waivers covered all periods presented. The amended agreements no longer include an event of default if the unfunded liabilities exceed a specified dollar amount. All parties involved considered these to be technical defaults given that the Company had been accurately reporting the amount of unfunded liabilities within its annual financial statements. Based on the nature of the defaults, the Company did not believe further detailed disclosure in the Form 10-K was necessary.

United States Security and Exchange Commission
February 28, 2013

Note 19: Fair value measurements, page 69
8.	Please ensure your footnote includes all disclosure requirements prescribed by ASC 820-10-50 with respect to non-recurring fair value measurements (e.g. long-lived assets impairments).

Modine Response
For the years ended March 31, 2012 and 2011, long-lived asset impairment charges totaling $0.3 million and $3.5 million, respectively, were recorded to write down facilities and equipment to fair value. Fair value was determined based on Level 3 valuation inputs including estimated salvage values and market prices. In future filings, the Company will provide further details regarding the valuation techniques and inputs used to calculate long-lived asset impairment charges, and the footnote disclosure related to fair value for impairment charges will include the following:

“In 2012 and 2011, the Company wrote down certain equipment and facilities to fair value based on Level 3 market-based valuation inputs. Asset impairment charges of $0.3 million were recorded in fiscal 2012 based on fair values determined from estimated salvage values. Asset impairment charges of $3.5 million were recorded in fiscal 2011 based on fair values determined from estimated salvage values and estimated market values of similar commercial real estate properties.”

Note 20: Product warranties, guarantees and other commitments, page 71
9.
We note from page 72 that you utilize inventory consignment arrangements with your vendors where the vendors place their inventory in your facilities and you agree to use such materials within a certain amount of time. Please tell us when such inventory is included on your balance sheet. As part of your response, tell us when title has passed, and risk of loss of the inventory rests with you.

Modine Response
The Company utilizes inventory consignment arrangements with several raw material vendors. Depending upon the arrangement, the inventory is either held at the Company’s facilities or a third-party warehouse. Under all of the consignment arrangements, title passes to Modine at the time goods are withdrawn from the inventory for use in production. However, for some of the arrangements, the Company has the risk of loss of the inventory while it is on consignment because the Company is required to insure the inventory against damage and/or theft. Because the Company has risk of loss for this portion of the consignment inventory, this inventory should be reported as inventory on Modine’s balance sheet. As of March 31, 2012 and 2011, the Company had approximately $5 million of consignment inventory which should have been included in inventory and accounts payable. This amount was 1.2% of current assets, 1.7% of current liabilities, 0.6% of total assets and 0.9% of total liabilities as of March 31, 2012. There is no impact on consolidated net earnings or cash flows. The Company does not deem these impacts on the consolidated balance sheet to be material. In future filings, consignment inventory with respect to which Modine bears the risk of loss will be included on the Company’s consolidated balance sheet.

United States Security and Exchange Commission
February 28, 2013

In connection with our response, we acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	Modine Manufacturing Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have further comments or questions regarding this response, please contact the undersigned at (262) 636-8446. Thank you for your attention to this matter.

Very truly yours,

/s/ Michael B. Lucareli
Michael B. Lucareli, Vice President, Finance
and Chief Financial Officer